

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2019

Matthew G. Molchan
President and Chief Executive Officer
Digirad Corporation
1048 Industrial Court
Suwanee, Georgia 30024

> **Re: Digirad Corporation**
> **Registration Statement on Form S-4**
> **Filed July 19, 2019**
> **File No. 333-232738**

Dear Mr. Molchan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Adam W. Finerman, Esq.